Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Noble Midstream Partners GP LLC (as General Partner of Noble Midstream Partners LP):

We consent to the use of our reports dated February 12, 2021, with respect to the consolidated balance sheets of Noble Midstream Partners LP as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas

April 8, 2021